BRITISH COLUMBIA
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Ministry of Finance
BC Registry Services

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3
www.corporateonline.gov.bc.ca

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

CERTIFIED COPY
Of a Document filed with the Province of British Columbia Registrar of Companies

RON TOWNSHEND
December 28, 2007

Notice of Articles

BUSINESS CORPORATIONS ACT

This Notice of Articles was issued by the Registrar on: December 28, 2007 10:42 AM Pacific Time

Incorporation Number: **C0812416**

Recognition Date and Time: Continued into British Columbia on December 28, 2007 10:42 AM Pacific Time

NOTICE OF ARTICLES

Name of Company:

ALEXCO RESOURCE CORP.

REGISTERED OFFICE INFORMATION

Mailing Address:
10TH FLOOR, 595 HOWE STREET
VANCOUVER BC V6C 2T5
CANADA

Delivery Address:
10TH FLOOR, 595 HOWE STREET
VANCOUVER BC V6C 2T5
CANADA

RECORDS OFFICE INFORMATION

Mailing Address:
10TH FLOOR, 595 HOWE STREET
VANCOUVER BC V6C 2T5
CANADA

Delivery Address:
10TH FLOOR, 595 HOWE STREET
VANCOUVER BC V6C 2T5
CANADA

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:
Van Nieuwenhuyse, Rick

Mailing Address:
SUITE 1920 - 200 GRANVILLE STREET
VANCOUVER BC V6C 1S4
CANADA

Delivery Address:
SUITE 1920 - 200 GRANVILLE STREET
VANCOUVER BC V6C 1S4
CANADA

Last Name, First Name, Middle Name:
Nauman, Clynton R.

Mailing Address:
SUITE 1920 - 200 GRANVILLE STREET
VANCOUVER BC V6C 1S4
CANADA

Delivery Address:
SUITE 1920 - 200 GRANVILLE STREET
VANCOUVER BC V6C 1S4
CANADA

Last Name, First Name, Middle Name:
Searle, David H.

Mailing Address:
SUITE 1920 - 200 GRANVILLE STREET
VANCOUVER BC V6C 1S4
CANADA

Delivery Address:
SUITE 1920 - 200 GRANVILLE STREET
VANCOUVER BC V6C 1S4
CANADA

Last Name, First Name, Middle Name:
Winn, Michael D.

Mailing Address:
SUITE 1920 - 200 GRANVILLE STREET
VANCOUVER BC V6C 1S4
CANADA

Delivery Address:
SUITE 1920 - 200 GRANVILLE STREET
VANCOUVER BC V6C 1S4
CANADA

Last Name, First Name, Middle Name:
Flood, R. Ed

Mailing Address:
SUITE 1920 - 200 GRANVILLE STREET
VANCOUVER BC V6C 1S4
CANADA

Delivery Address:
SUITE 1920 - 200 GRANVILLE STREET
VANCOUVER BC V6C 1S4
CANADA

Last Name, First Name, Middle Name:
Brack, George

Mailing Address:
SUITE 1920 - 200 GRANVILLE STREET
VANCOUVER BC V6C 1S4
CANADA

Delivery Address:
SUITE 1920 - 200 GRANVILLE STREET
VANCOUVER BC V6C 1S4
CANADA

AUTHORIZED SHARE STRUCTURE

1.	No Maximum	Common Shares	Without Par Value Without Special Rights or Restrictions attached